Exhibit 99.1

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(UNAUDITED)

AS OF JUNE 30, 2026

ZOOZ STRATEGY LTD

CONDENSED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

AS OF JUNE 30, 2026

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30	December 31
	2026	2025
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	23,271	27,028
Short term deposits	42	39
Prepaid expenses	570	571
Other current assets	647	1,264
TOTAL CURRENT ASSETS	24,530	28,902

NON-CURRENT ASSETS:
Restricted bank deposits	236	221
Prepaid expenses	568	799
Digital assets	61,300	91,628
Operating lease right of use assets	581	726
Property and equipment, net	213	289
TOTAL NON-CURRENT ASSETS	62,898	93,663
TOTAL ASSETS	87,428	122,565

Liabilities and equity
CURRENT LIABILITIES:
Accounts payable	64	178
Other payables and accrued expenses	1,181	2,161
Short-term employee benefits	323	302
Current maturities of operating lease liabilities	329	292
TOTAL CURRENT LIABILITIES	1,897	2,933

NON-CURRENT LIABILITIES:
Operating lease liabilities	293	432
TOTAL NON-CURRENT LIABILITIES	293	432

TOTAL LIABILITIES	2,190	3,365

COMMITMENTS AND CONTINGENCIES (Note 6)

SHAREHOLDERS’ EQUITY:
Share capital - Ordinary shares of NIS 0.0572 par value - Authorized: 50,000,000 shares on June 30, 2026, and December 31, 2025; Issued: 8,101,159 shares on June 30, 2026, and 8,099,799 on December 31, 2025; Outstanding: 8,009,608 shares on June 30, 2026, and 8,099,799 on December 31, 2025;	139	139
Treasury stock at cost, 91,551 shares at June 30, 2026	(881)	-
Additional paid-in capital	247,857	234,083
Accumulated other comprehensive loss	(1,262)	(1,262)
Accumulated deficit	(160,615)	(113,760)
TOTAL EQUITY	85,238	119,200
TOTAL LIABILITIES AND EQUITY	87,428	122,565

* All share and per share information retroactively reflects reverse stock split – see note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

2

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Six months ended June 30,
	2026	2025

Revenues	-	247
Cost of revenue	-	1,792

Gross loss	-	(1,545)

Research and development, net	896	2,352
Sales and marketing	45	998
General and administrative	15,612	1,950
Unrealized loss on digital assets	30,328	-

Operating loss	(46,881)	(6,845)

Finance income (expenses), net	26	(200)
Net loss	(46,855)	(7,045)

Net loss per ordinary share attributable to shareholders - basic and diluted	(4.93)	(12.2)
Weighted average ordinary shares outstanding – basic and diluted	9,498	577

* All share and per share information retroactively reflects reverse stock split – see note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

3

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Unaudited)

	Six months ended June 30,
	2026	2025
	U.S. dollars in thousands
Net Loss	(46,855)	(7,045)

Other Comprehensive gain (loss)
Reporting currency translation gain (loss)	-	88

Total other comprehensive gain (loss)	-	88

Total comprehensive loss	(46,855)	(6,957)

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

4

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Share capital		Treasury stock		Additional	Accumulated other
	Number of Shares	Amount	Number of Shares	Amount	paid-in capital	comprehensive loss	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2026	8,099,799	139	-	-	234,083	(1,262)	(113,760)	119,200
CHANGES IN 2026:
Repurchase of Ordinary Shares	-	-	(91,551)	(881)	-	-	-	(881)
Exercise of vested RSUs	1,360	(*)	-	-	-	-	-	(*)
Share-based compensation	-	-	-	-	13,774	-	-	13,774
Net loss	-	-	-	-	-	-	(46,855)	(46,855)
BALANCE AS OF JUNE 30, 2026	8,101,159	139	(91,551)	(881)	247,857	(1,262)	(160,615)	85,238

(*)	represents less than $1 thousand

* All share and per share information retroactively reflects reverse stock split – see note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

5

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED STATEMENTS OF AND CHANGES IN SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Share capital			Accumulated
	Number of Shares	Amount	Additional paid-in capital	other comprehensive income (loss)	Accumulated loss	Total

BALANCE AS OF JANUARY 1, 2025	605,275	10	67,026	(2,147)	(58,171)	6,718
CHANGES IN 2025:
Issuance of shares according to the SEPA	1,975	(*)	34			34
Share-based compensation			59			59
Net loss					(7,045)	(7,045)
Other comprehensive gain				88		88
BALANCE AS OF JUNE 30, 2025	607,250	10	67,119	(2,059)	(65,216)	(146)

* All share and per share information retroactively reflects reverse stock split – see note 1.

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

6

ZOOZ STRATEGY LTD

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Six months ended June 30
	2026	2025
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(46,855)	(7,045)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	76	151
Unrealized loss on digital assets	30,328	-
Non-cash finance expenses, net	16	247
Net changes in operating lease assets and liabilities	43	31
Share-based compensation	13,774	59
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	849	64
Inventory	-	1,240
Accounts payable	(114)	253
Other payables and accrued expenses	(980)	11
Short-term employee benefits	21	39

Net cash used in operating activities	(2,842)	(4,950)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of equipment	-	(91)

Net cash used in investing activities	-	(91)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of shares, net of issuance costs	-	34
Repurchase of Ordinary Shares	(881)	-

Net cash provided by (used in) financing activities	(881)	34

Effect of change in exchange on cash balances in foreign currencies	(16)	(54)
Net change in cash and cash equivalent	(3,739)	(5,061)
Cash and cash equivalents and restricted bank deposits at beginning of year	27,288	7,758
Cash and cash equivalents and restricted bank deposits at end of year	23,549	2,697

The accompanying notes are an integral part of the unaudited condensed consolidated financial statements.

7

ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 1 - GENERAL:

ZOOZ Strategy Ltd. (formerly – ZOOZ Power) (hereinafter - “the Company”), an Israeli Company, was incorporated and commenced operations in Israel on February 5, 2013. The offices of the Company are located at 4 Hamelacha St., Lod, Israel.

The Company operates as one operating segment focused on developing and marketing Flywheel-based power boosting and power management solutions. The system is based on kinetic storage using flywheels.

In July 2025 the Company adopted bitcoin as its primary treasury reserve asset on an ongoing basis. The Company continues to maintain its flywheel technology and related activities; however, the scale of such activities has decreased compared to prior periods.

On October 16, 2025, the Company changed its name from ZOOZ Power to ZOOZ Strategy.

On July 29, 2025, the Company entered into securities purchase agreements with certain institutional and accredited investors for a private placement consisting of ordinary shares, pre-funded warrants, and warrants (the “Private Placement”).

Cash proceeds received from investors totaled approximately $167 million, resulting in net proceeds of approximately $153 million.

During the period between January 5, 2026, and February 12, 2026, the Company repurchased 91,551 of its ordinary shares pursuant to a Rule 10b5-1 Repurchase Plan. For further details see note 7.

On May 11, 2026, the extraordinary general meeting of the Company’s shareholders approved a reverse share split of the Company’s ordinary Shares, effective as of June 1, 2026, at a conversion ratio of 20. For further details see note 7.

Operations in Israel

In October 2023, following terrorist attacks in southern Israel, the Israeli government declared war against Hamas and commenced a military campaign in the Gaza Strip (the “Swords of Iron” war). Since then, there have been additional hostilities along Israel’s borders and regional security escalations, including military actions involving Iran and related operations such as “Operation Rising Lion.” To date, the Company’s operations and financial results have not been materially affected by these events. However, as these developments are beyond the Company’s control, their continuation or escalation could adversely affect the Company’s operations in the future.

Liquidity

The Company incurred net losses for the six months ended June 30, 2026, and June 30, 2025, in the amounts of $46,855 thousand and $7,045 thousand and generated negative cash flows from operating activities of $2,842 thousand and $4,950 thousand, respectively. The Company’s cash balance as of June 30, 2026, is $23,271 thousand.

The Company has historically financed its operations primarily through capital raising transactions. During 2025, the Company completed equity capital raising transactions, including private placements and at-the-market offerings, resulting in net proceeds of approximately $153 million.

The Company generated limited revenues from its ongoing operations in prior periods. In addition, during 2025 the Company adopted a treasury strategy pursuant to which a substantial portion of the funds raised was invested in bitcoin.

While the Company’s digital asset holdings are subject to market volatility and do not generate operating cash flows, management believes that the Company’s existing cash balances, together with its ability, if necessary, to utilize its liquid resources, including digital asset holdings to finance its operating expenditures, will be sufficient to meet its anticipated operating and capital requirements for at least the twelve months following the date of issuance of these financial statements.

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. ZOOZ’s management believes that the estimates, judgments, and assumptions used are reasonable based upon information available at the time they are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates, and such differences may have a material impact on the Company’s financial statements.

Basis of presentation of financial statements

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial reporting.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, the information contained herein reflects all adjustments necessary for a fair statement of our results of operations, financial position, cash flows, and shareholders’ equity. All such adjustments are of a normal, recurring nature.

The results of operations for the six months ended June 30, 2026, shown in these financial statements are not necessarily indicative of the results to be expected for the full year ending December 31, 2026. The unaudited condensed financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2025, included in the Company’s Annual Report on Form 20-F filed with the SEC on March 27, 2026.

There have been no material changes in our significant accounting policies as described in our financial statements for the year ended December 31, 2025.

The carrying value of cash and cash equivalents, other current assets and accounts payables, other payables and accrued expenses (included in the condensed balance sheets) approximates their fair value because of their generally short maturities. The promissory notes bear annual interest at rates close to the prevailing market rates.

The fair value of restricted bank deposits approximates the carrying value since they bear interest at rates close to the prevailing market rates.

Treasury shares

Treasury shares are presented as a reduction of shareholders’ equity, at their cost to the Company. The Treasury shares are not entitled to any rights, such as voting rights and distributions. The Treasury shares were purchased in the open market

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

Concentration of credit risks

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and cash equivalents, restricted bank deposits, other receivables and digital assets.

The Company’s cash and cash equivalents and restricted short and long-term bank deposits are invested in banks in Israel. Accordingly, management believes that these restricted bank deposits have minimal credit risk.

New Accounting Pronouncements:

Accounting Pronouncements effective in future periods

In December 2023, the FASB issued ASU 2023-09 Improvements to Income Tax Disclosures. The ASU improves the transparency of income tax disclosures by requiring (1) consistent categories and greater disaggregation of information in the rate reconciliation and (2) income taxes paid disaggregated by jurisdiction. It also includes certain other amendments to improve the effectiveness of income tax disclosures. The ASU is effective for the Company for annual periods beginning after December 15, 2025. The Company is evaluating the potential impact of this guidance on its consolidated financial statements. The amendments in this Update should be applied on a prospective basis.

In 2025, the FASB issued guidance, ASU 2024-03, which requires the disaggregated disclosure of certain costs and expenses on an interim and annual basis. The new standard is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027, and can be applied prospectively with the option for retrospective application to all prior periods presented in the financial statements. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements and related disclosures.

Note 3 – DIGITAL ASSETS:

The vast majority of the Company’s assets are concentrated in its bitcoin holdings. Bitcoin is a digital asset, which is a novel asset class that is subject to significant legal, commercial, regulatory and technical uncertainty. Holding bitcoin does not generate any cash flows and involves custodial fees and other costs. Additionally, the price of bitcoin has historically experienced significant price volatility, and a significant decrease in the price of bitcoin would adversely affect the Company’s financial condition and results of operations. The Company’s strategy of acquiring and holding bitcoin also exposes it to counterparty risks with respect to the custody of its bitcoin, cybersecurity risks, and other risks inherent to holding a digital asset.

The Company accounts for its digital assets, which are comprised solely of bitcoin, as indefinite-lived intangible assets in accordance with ASC 350-60, Intangibles — Goodwill and Other – Crypto Assets. Company’s digital assets are initially recorded at cost. Bitcoin assets are measured at fair value as of each reporting period based on Level 1 inputs in the fair value hierarchy.

The following table summarizes the Company’s digital asset holdings (in thousands, except number of bitcoins), as of:

	Six months ended June 30
	2026	2025
Outstanding at beginning of year	91,628	-
Additions (purchases)	-	-
Disposals	-	-
Unrealized loss on digital assets	(30,328)	-
Balance at end of period	61,300	-
Approximate number of bitcoins held	1,047	-

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

The following table summarizes the Company’s digital asset cost basis and unrealized loss on digital assets (in thousands) for the periods indicated:

	As of June 30,
	2026	2025
Digital asset cost basis	121,935	-
Digital asset fair value	61,300	-

NOTE 4 - CASH AND CASH EQUIVALENTS AND RESTRICTED BANK DEPOSITS:

The following table provides a reconciliation of cash and cash equivalents and restricted bank deposits reported on the balance sheets that sum to the same total amount as shown in the statements of cash flow:

	June 30,	December 31,
	2026	2025
	U.S. dollars in thousands

Cash and cash equivalents	23,271	27,028
Restricted bank deposits (1)	278	260
Total cash and cash equivalents and restricted bank deposits shown in the statement of cash flows	23,549	27,288

(1)	As of June 30, 2026, and December 31, 2025, the Company’s restricted deposits consisted of bank deposits that were denominated in New Israeli Shekel. Restricted deposits are presented at cost including accrued interest. These bank deposits are used as security for collateralizing the Company’s lease contracts.

NOTE 5 - OTHER PAYABLES AND ACCRUED EXPENSES:

	June 30,	December 31,
	2026	2025
	U.S. dollars in thousands

Accrued expenses	751	989
Grants in advance	151	141
Escrow payables	-	773
Others	279	258
	1,181	2,161

NOTE 6 - COMMITMENTS AND CONTINGENCIES:

The total amount of grants received from the BIRD Foundation and from NYPA during the six-month period ended June 30, 2025, is $278 thousand. An amount of $18 thousand was deducted from research and development expenses for the period ended on June 30, 2025. An amount of $180 thousand was deducted from Sales and Marketing expenses for the period ended June 30, 2025 (the amount deducted was received during 2023 and was recorded as liability as of December 31, 2023). Following the Company’s commitment to pay royalties to the IIA and to other governmental institutions, and the sales incurred during the six months ended June 30, 2025, the Company recorded a provision of $20 thousand for royalties to the IIA and other governmental institutions. Total contingent obligation as of June 30, 2026, amounts to $2.5 million.

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 7 –EQUITY:

(1)	On November 2025 the Company initiated a share repurchase program (the – “Buyback”), at an aggregate amount of up to $50 million. As of June 30, 2026, the Company has repurchased a total of 91,551 shares at a total consideration of $0.9 million.

(2)	On May 11, 2026, the extraordinary general meeting of the Company’s shareholders approved a reverse share split of the Company’s ordinary Shares, effective as of June 1, 2026, at a conversion ratio of 1 for 20.

The Company accounted for the Reverse Stock Splits on a retroactive basis pursuant to ASC 260. As a result, all common stock, warrants, and options outstanding and exercisable for common stock, exercise prices and loss per share amounts have been adjusted, on a retroactive basis, for all periods presented in these financial statements and the applicable disclosures, to reflect such Reverse Stock Split.

NOTE 8 - SHARE BASED COMPENSATION:

Equity classified awards.

The value of benefit is measured on the grant date by reference to the fair value of the granted equity instruments, as described below. The fair value is calculated using the Black and Scholes formula, with the following assumptions:

June 30, 2025
Dividend yield	0%
Expected volatility	55%-89%
Risk-free interest rate	3.3%-5.8%
Expected term (years)	2-7 years
Exercise price (USD)	39.60-389.60

The following is summary information of equity classified options in 2026:

	Six months ended June 30, 2026
		Weighted average exercise price	Weighted average remaining contractual life	Aggregate Intrinsic
	Number	USD	years	Value
Outstanding as of December 31, 2025	27,538	145.40	5.86	-
Forfeited	(6,343)	60.02	7.17	-
Outstanding as of June 30, 2026	21,195	176.13	4.83	-
Exercisable as of June 30, 2026	20,905	176.37	4.81	-

The following is information regarding exercise prices and remaining contractual lives of outstanding options as of June 30, 2026:

June 30, 2026
outstanding			Exercisable
Number of options outstanding	Exercise price range (USD)	Weighted average remaining contractual life	Number of options Exercisable	Exercise price range (USD)	Weighted average remaining contractual life
54	106.77	6.68	54	106.77	6.68
481	116.85	6.48	418	116.85	6.48
1,006	144.87	6.02	943	144.87	6.02
2,282	151.43	1.52	2,282	151.43	1.52
11,239	156.34	4.33	11,239	156.34	4.33
1,312	179.74	6.34	1,148	179.74	6.34
1,505	192.03	6.80	1,505	192.03	6.80
1,505	220.45	6.80	1,505	220.45	6.80
1,505	286.51	6.80	1,505	286.51	6.80
306	441.05	5.34	306	441.05	5.34
21,195	176.13	4.83	20,905	176.37	4.81

As of June 30, 2026, there is an unrecognized share-based compensation expense of $3 thousand to be recognized over the average remaining vesting period of 0.31 years.

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

Restricted Stock Units

In September 2025, the Company granted 336,341 restricted stock units of the Company, to an officer who is a related party, with whom the Company has no employment relationship. The RSUs will vest over 4 years from the date of the grant - 25% each year.

In September 2025, the Company granted 672,682 restricted stock units of the Company to an officer who is a related party, with whom the Company has no employment relationship. The RSUs will vest over 4 years from the date of the grant - 25% each year.

In October 2025, the Company granted 2,000 restricted stock units of the Company to two directors, with whom the Company has no employment relationships. The restricted stock units will vest over 6 months from the date of the grant – 20% at the grant date and the remaining 80% will vest over the remaining 5 months, 16% each month.

In November 2025, the Company granted 48,077 restricted stock units of the Company to an officer who is a related party, with whom the Company has no employment relationship. The restricted stock units will vest over 1 year from the date of the grant.

In November 2025, the Company granted 169,231 restricted stock units of the Company, to four directors, with whom the Company has no employment relationships. The restricted stock units will vest over 1 year from the date of the grant.

In April 2026, the Company granted 40,000 restricted stock units of the Company, to an officer who is a related party. The restricted stock units will vest over 4 year from the date of the grant – 25% after one year from the date of the grant and the remaining 75% will vest over the remaining 3 years, 2.1% each month.

The cost of RSUs granted is determined by using the fair market value of the Company’s common stock on the date of grant.

The following table summarizes the RSUs activity under the 2015 Plan as of June 30, 2026:

	units	Weighted average grant date fair value
Outstanding at beginning of year	1,228,328	37.00
Granted	40,000	6.34
Vested (*)	(2,000)	39.80
Forfeited	-	-
Outstanding at end of period	1,266,328	36.03

As of June 30, 2026, there was unrecognized compensation cost related to unvested equity classified RSUs of $25,175 thousand which is expected to be recognized as an expense on a straight-line basis over a weighted-average remaining vesting period of 3.16 years.

(*)	640 vested RSUs as of June 30, 2026, were issued in August 2026.

The table below presents the expense recognized in the financial statements of the Company with respect to share-based payment:

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

	Six months ended June 30
	2026	2025
	U.S. dollars in thousands
Equity classified awards:
Cost of revenue	-	-
Research and development expenses	1	6
Sales and marketing expenses	-	10
General and Administrative expenses	13,773	43
	13,774	59

NOTE 9 - RELATED PARTIES TRANSACTIONS:

	Six months ended June 30
	2026	2025
	U.S. dollars in thousands
Transactions with Related Parties:
Advisory fees:
Digital assets advisory fees (1)	194	-
Finance expenses:
Interest expense related to Promissory note	-	80
Share-based compensation:
Research and development income, net	-	-
General and administrative expenses (2)	12,890	42

(1)	In connection with the Private Placement, the Sponsor (a related party) is entitled to advisory fees.

(2)	On July 31, 2025, the Company’s Board approved the appointment of a new Chief Executive Officer (the “New CEO”), effective July 31, 2025. The newly appointed CEO also joined the Company’s Board.

During the year ended December 31, 2025, the Company granted 672,682 RSUs to the New CEO.

The fair value of the RSUs that were granted during the year ended December 31, 2025, is $28,791 thousand, which is expected to be recognized over 4 years vesting period.

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ZOOZ STRATEGY LTD

NOTES TO THE FINANCIAL STATEMENTS (continued)

(Unaudited)

NOTE 10 – SEGMENT INFORMATION

The Company has one reportable operating segment, the “Flywheel,” which is engaged in developing and marketing Flywheel-based power boosting and power management solutions. The “Corporate & Other” category presented in the following tables is not considered an operating segment. It consists primarily of costs and expenses related to executing the Company’s bitcoin strategy and includes the unrealized loss on digital assets and other third-party costs associated with the Company’s bitcoin holdings.

The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer, who manages the entity on a consolidated basis. The CODM uses “net loss” to assess operating results of the flywheel business by comparing actual to budgeted results on a quarterly basis.

On July 31, 2025, the Company appointed a new Chief Executive Officer, resulting in a change in the Company’s CODM. As a result, the segment information regularly provided to the CODM changed, which also resulted in changes in the identification of significant segment expenses. Accordingly, the Company recast the corresponding segment information for prior periods to conform to the current-year presentation.

The following tables present the Company’s revenues and significant expenses regularly provided to the CODM, reconciled to net loss for the period presented. Total segment assets provided to the CODM are also disclosed in the tables below for the period presented.

	Six months ended June 30, 2026
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands

Significant segment expenses
Research and development payroll	530	-	530
Research and development projects	36	-	36
Operating lease and maintenance	286	-	286
Professional Services	-	930	930
Directors Insurance	-	279	279
Investors relations expenses	-	42	42
Share-based compensation expense	1	13,773	13,774
Unrealized loss on digital asset	-	30,328	30,328
Digital asset custody and sponsor fees	-	261	261
Other segment items (1)	427	(38)	389
Net loss	1,280	45,575	46,855
Total assets, as of June 30, 2026 (2)	2,698	84,730	87,428

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	Six months ended June 30, 2025
	Flywheel	Corporate & Other	Total
	U.S. dollars in thousands
Total revenues	247	-	247
Significant segment expenses
Inventory write-off	1,568	-	1,568
Research and development payroll	1,631	-	1,631
Research and development projects	245	-	245
Operating lease and maintenance	328	-	328
Professional Services	-	949	949
Directors Insurance	-	316	316
Share-based compensation expense	53	6	59
Other segment items (1)	2,034	162	2,196
Net loss	5,612	1,433	7,045
Total assets, as of June 30, 2025 (2)	6,106	445	6,551

(1)	Other segment items for the Flywheel Business are primarily related to cost of revenue, payroll and other costs supporting the Company’s research and development activity, patents and certain expenses that are not easily allocatable to specific functions.

(2)	Flywheel Segment assets include all Company assets except digital assets, short term prepaid expenses, long-term prepaid expenses and certain cash and cash equivalents.

NOTE 11 – LOSS PER SHARE

For the period of six months ended June 30, 2026, the Company had 1,268,328 unvested RSUs, 21,195 options, 2,588,230 warrants and 200,000 earnout shares rights. For the period of six months ended June 30, 2025, the Company had 44,031 options 302,685 warrants and 200,000 earnout shares rights. These securities were not considered when calculating diluted loss per share since their effect is anti-dilutive.

NOTE 12 – SUBSEQUENT EVENTS

As of August 23, 2026, the Company held approximately 1,047 bitcoins with an aggregate fair market value of $80.8 million (based on the market price of $77,180 per bitcoin as reported on the Coinbase exchange as of August 23, 2026).

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